                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                           CHOICE DRUG SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  170379-10-1
                                 (CUSIP Number)

                                ALLAN C. SILBER
                              COUNSEL CORPORATION
              EXCHANGE TOWER, SUITE 1300, 2 FIRST CANADIAN PLACE
                      TORONTO, ONTARIO, CANADA  MSX  1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notice and Communications)

                                  MAY 22, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on Following page(s))


                              Page 1 of 12 Pages

CUSIP NO.  170379-10-1                                     13D

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [  ]

                                                                                                                 (b) [  ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS *
         PF (SEE ITEM 3)


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                                                        [  ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA


NUMBER OF SHARES          (7)     SOLE VOTING POWER
                                  4,933,088 (SEE ITEM 5)


BENEFICIALLY              (8)     SHARED VOTING POWER
                                  0

OWNED BY EACH             (9)     SOLE DISPOSITIVE POWER
                                  4,933,088 (SEE ITEM 5)


REPORTING PERSON          (10)    SHARED DISPOSITIVE POWER
                                  0


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,933,088 (SHARES OF COMMON STOCK (SEE ITEM 5))


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [  ]
         COUNSEL CORPORATION DISCLAIMS BENEFICIAL OWNERSHIP OF MR. SILBER'S HOLDINGS, AS DISCUSSED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.9% (SEE ITEM 5)


(14)     TYPE OF REPORTING PERSON *
         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 2 of 12 Pages

CUSIP NO.  170379-10-1                                     13D

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) [   ]
                                                                                                                (b) [   ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS *
         PF (SEE ITEM 3)


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                                                       [   ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA


NUMBER OF SHARES          (7)     SOLE VOTING POWER
                                  95,000    (SEE ITEM 5)


BENEFICIALLY              (8)     SHARED VOTING POWER
                                  0         (SEE ITEM 5)

OWNED BY EACH             (9)     SOLE DISPOSITIVE POWER
                                  95,000    (SEE ITEM 5)


REPORTING PERSON          (10)    SHARED DISPOSITIVE POWER
                                  0         (SEE ITEM 5)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         95,000 (SEE ITEM 5)


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [ X ]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF COUNSEL CORPORATION'S HOLDINGS,
         AS DISCUSSED IN ITEM 5


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         LESS THAN 1% (SEE ITEM 5)


(14)     TYPE OF REPORTING PERSON *
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 3 of 12 Pages

                       AMENDED AND RESTATED SCHEDULE 13D

Introduction

         This statement (the "Amendment") is amendment number 1 to an initial statement on Schedule 13D (the Amendment and the initial statement being herein referred to as the "Schedule 13D"), with respect to the common stock of Choice Drug Systems, Inc. (the "Issuer"). The reporting persons named below are hereby jointly filing this statement on Schedule 13D, pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment is restating the initial statement.

Item 1.          Security and Issuer.

         This statement relates to the common stock of Choice Drug Systems, Inc., a New York corporation, whose principal executive offices are located at: 2930 Washington Blvd., Baltimore, Maryland, 21230.

Item 2.          Identity and Background.

         (a) The reporting persons are Counsel Corporation, an Ontario, Canada corporation, and Allan C. Silber. The directors and executive officers of Counsel Corporation as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

         (b) The principal business address of both Counsel Corporation and Mr. Silber is: Exchange Tower, Suite 1300, 2 First
                 Canadian Place, Toronto, Ontario, Canada M5X 1E3. The principal business address of each of the directors and executive officers of Counsel Corporation is set forth on Schedule A attached hereto and incorporated herein by reference.

         (c) Counsel Corporation's principal business is the management of health care and real estate assets. Mr. Silber is the Chairman and Chief Executive Officer of Counsel Corporation and Chairman of the Issuer's Board of Directors. The principal occupation of each director and executive officer of Counsel Corporation, including the principal business and address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and incorporated herein by reference.


                               Page 4 of 12 Pages

         (d) During the last five (5) years, neither Counsel Corporation nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, neither Counsel Corporation nor Mr. Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Silber is a citizen of Canada.

Item 3.          Source and Amount of Funds or Other Consideration.

         Counsel Corporation used corporate funds to purchase 596,362 shares of the Issuer's common stock and warrants for an additional 536,726 shares of the Issuer's common stock. Mr. Silber borrowed $182,500 from Issuer to purchase 50,000 shares of the Issuer's common stock and warrants for an additional 45,000 shares of the Issuer's common stock. Such borrowing is evidenced by an interest bearing five (5) year note in favor of the Issuer that is secured by the shares acquired.

Item 4.          Purpose of Transactions.

         The Issuer's common stock that is presently beneficially owned by Counsel Corporation and Mr. Silber was acquired and is currently being held for investment purposes. Counsel Corporation and Mr. Silber may acquire additional shares in the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, Counsel Corporation and Mr. Silber may attempt to dispose of the shares owned by them in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, neither Counsel Corporation nor Mr. Silber have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

         (a) As of the close of business on June 5, 1995, (i) Counsel Corporation beneficially owns in the aggregate 4,933,088 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Mr. Silber, and (ii) Mr. Silber beneficially owns in the aggregate 95,000 shares of the Issuer's common stock and


                              Page 5 of 12 Pages
                 disclaims beneficial ownership of all shares held by Counsel Corporation. Counsel Corporation's and Mr. Silber's ownership constitute 40.9% and less than 1%, respectively, of the outstanding shares of the Issuer's common stock, based upon 9,735,810 shares outstanding as of May 22, 1995 (represented as the number of shares of the Issuer's common stock outstanding as of such date in the Issuer's Annual Report on Form 10-K) plus, with respect to each party, the number of shares subject to warrants held by such party.

                 Counsel Corporation has direct beneficial ownership of 2,596,362 shares of the Issuer's common stock and warrants to acquire an additional 2,336,726 shares.


                 Mr. Silber has direct beneficial ownership of 50,000 shares of the Issuer's common stock and warrants to acquire an additional 45,000 shares.

                 Mr. Silber is a director of Counsel Corporation and a shareholder who beneficially owns or controls approximately 24.9% of the common shares of Counsel Corporation. Each of Counsel Corporation and Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by the other.

         (b) Each of Counsel Corporation and Mr. Silber has the sole power to direct the vote and disposition of the shares of which it possesses beneficial ownership. The responses of Counsel Corporation and Mr. Silber to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership are incorporated herein by reference.

         (c) On May 22, 1995, the Issuer completed a private offering of units consisting of Common Stock and two three-year warrants, one of which granted the right to acquire additional shares of Common Stock at $4.50 per share, and the other of which granted the right to acquire additional shares at $5.50 per share. Counsel Corporation acquired 596,362 shares of Common Stock and warrants for an additional 536,726 shares for an aggregate consideration of $2,177,000. Mr. Silber acquired 50,000 shares of Common Stock and warrants for an additional 45,000 shares for an aggregate consideration of $182,500.

         (d)     Not Applicable

         (e)     Not Applicable



                               Page 6 of 12 Pages

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                 None

Item 7.          Materials to be Filed as Exhibits.

                 Agreement to File Jointly                             *

                 Stock Purchase Agreement by and between Choice Drug

                 Systems, Inc. and Counsel Corporation                 *

                 Form of Promissory Note of Allan Silber               Exhibit A


____________________________________
*Previously filed


                              Page 7 of 12 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    June 5, 1995



                                COUNSEL CORPORATION



                                By:    /s/ Allan C. Silber
                                    -------------------------------------------
                                        Allan C. Silber
                                        Chairman of the Board and
                                        Chief Executive Officer



                                  /s/ Allan C. Silber
                                -----------------------------------------------
                                Allan C. Silber, Individually





                               Page 8 of 12 Pages

                                   SCHEDULE A
                                TO SCHEDULE 13D

Board of Directors of Counsel Corporation:

              Name                                                    Address
- ----------------------------------                          ---------------------------
Paul Godfrey                                                333 King Street East
President & C.E.O.                                          Toronto, ON  M5A 3X5
Toronto Sun Publishing Corp.

Norman Hill                                                 250 Sheppard Avenue East
President                                                   Suite 300
Norman Hill Realty Inc.                                     Toronto, ON  M2N 3A9

Ajit Hutheesing                                             300 First Stamford Place
Chairman & Managing Partner                                 Stamford, CT  06902
International Capital Partners Inc.

Morris Perlis                                               Exchange Tower
President                                                   Suite 1300, P. O. Box 435
Counsel Corporation                                         2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Philip Reichmann                                            P. O. Box 20, 28th Floor
President                                                   2 First Canadian Place
Olympia & York Properties Inc.                              Toronto, ON  M5Y 1B5

Allan C. Silber                                             Exchange Tower
Chairman & C.E.O.                                           Suite 1300, P. O. Box 435
Counsel Corporation                                         2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                                       Exchange Tower
Vice-Chairman                                               Suite 1300, P. O. Box 435
Counsel Corporation                                         2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Gerald Turner                                               Administration
President Emeritus                                          600 University Avenue
Mt. Sinai Hospital                                          Suite 338
                                                            Toronto, ON  M5G 1X5


                               Page 9 of 12 Pages

Executive Officers of Counsel Corporation:

            Name                                                      Address
- -------------------------------                             ---------------------------
Allan C. Silber                                             Exchange Tower
Chairman of the Board and Chief                             Suite 1300, P. O. Box 435
Executive Officer                                           2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                                       Exchange Tower
Vice-Chairman                                               Suite 1300, P. O. Box 435
                                                            2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Morris Perlis                                               Exchange Tower
President                                                   Suite 1300, P. O. Box 435
                                                            2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Stephen Weintraub                                           Exchange Tower
Senior Vice President and                                   Suite 1300, P. O. Box 435
Secretary                                                   2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Alan Winer                                                  Exchange Tower
Vice President                                              Suite 1300, P. O. Box 435
                                                            2 First Canadian Place
                                                            Toronto, ON  M5X 1E3

Howard Wortzman                                             Exchange Tower
Vice President,                                             Suite 1300, P. O. Box 435
Financial Reporting                                         2 First Canadian Place
                                                            Toronto, ON  M5X 1E3


                              Page 10 of 12 Pages

                                   EXHIBIT A

                       FORM OF RECOURSE PROMISSORY NOTE

$182,500.00                                                 May 19, 1995
                                                            Nashville, Tennessee


         FOR VALUE RECEIVED, ALLAN C. SILBER, ("Maker") promises to pay to the order of CHOICE DRUG SYSTEMS, INC., a New York corporation ("Lender"), its successors and assigns, the principal sum of ONE HUNDRED EIGHTY-TWO THOUSAND, FIVE HUNDRED AND NO/100 DOLLARS ($182,500.00).

         Principal and interest on this obligation shall be payable in a single payment by May 31, 2000, with interest accruing at a rate no greater than that which will be imputed to Choice Drug Systems, Inc. for tax purposes. This Note may be prepaid, in whole or in part, at any time without premium or penalty, provided all payments shall be applied first to accrued interest and then to principal.

         Both principal and interest shall be payable in lawful money of the United Sates of America, which shall be legal tender in payment of all debts and dues, public and private, at the time of payment. Payments shall be made at the office of Lender, 2930 Washington Boulevard, Baltimore, Maryland 21230, or at such other places the holder hereof may designate in writing to Maker at the address shown below.

         This Note, including any and all extensions, renewals, modifications and amendments thereof, is secured by that certain Stock Pledge Agreement of even date herewith.

         It is the intention of the parties to comply strictly with all applicable usury laws; and, accordingly, in no event and upon no contingency shall the Lender ever be entitled to receive, collect or apply as interest any interest, fees, charges or other payments equivalent to interest, in excess of the maximum rate which Lender may lawfully charge under applicable laws from time to time in effect. Any provisions hereof, or of any other agreement between Maker and Lender, that operates to bind, obligate or compel Maker to pay interest in excess of such maximum lawful rate shall be construed to require the payment of the maximum lawful rate only. The provisions of this paragraph shall be given precedence over any other provisions contained herein or in any other agreement between the Lender and the Maker that is in conflict with the provisions of this paragraph.

         This Note shall be deemed in default upon the occurrence of any one of the following events: (i) the Maker fails to pay principal and/or interest within ten (10) days of


                              Page 11 of 12 Pages
the date when due; or (ii) the insolvency of Maker (as insolvency is defined in the Uniform Commercial Code in effect at that time in Tennessee), or the filing of a petition in bankruptcy by or against the Maker, or if a receiver be appointed for any part if the property or assets of Maker, or any assignment for creditors is made by Maker. Upon default of this Note, the entire unpaid principal balance then owed upon this Note, together with all interest then accrued, shall, at the option of the holder of this Note, at once become due and payable. Failure of the holder to cause such acceleration upon the occurrence of a default shall not constitute a waiver of such holder's right to do so any time during the term of this Note.

         The security rights of holder and its assigns hereunder shall not be impaired by any renewal, extension or modification which holder may grant with respect to the indebtedness evidenced hereby, or by any surrender, compromise, release, renewal, extension, exchange or substitution which holder may grant with respect to the collateral.

         The Maker waives protest, demand, presentment and notice of dishonor and agrees that this Note may be extended, in whole or in part, without limit as to the number of such extensions, or the period or periods thereof, and without notice to him and without affecting his liability hereon.

         Notwithstanding anything to the contrary contained herein, neither Maker nor Lender may assign or delegate any of its rights or obligations under this Note or the Stock Pledge Agreement without the prior written consent of the other party. Any assignment or delegation effected without such consent shall be null and void.

         This Note shall be governed and construed according to the statutes and laws of the State of Tennessee from time to time in effect.


                                           MAKER:

                                           -----------------------------
                                           ALLAN C. SILBER




                              Page 12 of 12 Pages